Exhibit 99.1
IMPERIAL PETROLEUM INC
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
The following management’s discussion and analysis should be read in conjunction with our unaudited interim
condensed
consolidated
financial statements and related notes included elsewhere in this report. Unless otherwise specified herein, references to the “Company” or “we” shall include Imperial Petroleum Inc. and its subsidiaries. For additional information relating to our management’s discussion and analysis, please see our annual report on Form
20-F
for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission on April 29, 2025 (the “Annual Report”).
Overview
Imperial Petroleum Inc. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of nineteen vessels on the water—seven M.R. product tankers, two suezmax tankers, three handysize drybulk carriers, five supramax drybulk carriers and two kamsarmax drybulk vessels—with a total capacity of 1,195,000 deadweight tons (dwt).
Our Fleet
The following summarizes the current employment of our fleet on the water as of September 20, 2025.

	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Expiration of Charter(1)
Tankers
Magic Wand	2008	Korea	47,000	MR product tanker	Time Charter	October 25
Clean Thrasher	2008	Korea	47,000	MR product tanker	Time Charter	December 25
Clean Sanctuary (ex. Falcon Maryam)	2009	Korea	46,000	MR product tanker	Time Charter	October 25
Clean Nirvana	2008	Korea	50,000	MR product tanker	Spot
Clean Justice	2011	Japan	46,000	MR product tanker	Time Charter	September 27
Aquadisiac	2008	Korea	51,000	MR product tanker	Spot
Clean Imperial	2009	Korea	40,000	MR product tanker	Time Charter	January 26
Suez Enchanted	2007	Korea	160,000	Suezmax tanker	Spot
Suez Protopia	2008	Korea	160,000	Suezmax tanker	Spot

Drybulk Carriers(2)
Eco Wildfire	2013	Japan	33,000	Handysize drybulk	Time Charter	October 25
Glorieuse	2012	Japan	38,000	Handysize drybulk	Time Charter	October 25
Neptulus	2012	Japan	33,000	Handysize drybulk	Time Charter	September 25
Supra Pasha	2012	Japan	56,000	Supramax drybulk	Time Charter	October 25
Supra Monarch	2011	Japan	56,000	Supramax drybulk	Time Charter	January 25
Supra Baron	2009	Japan	56,000	Supramax drybulk	Time Charter	October 25
Supra Sovereign	2012	Japan	56,000	Supramax drybulk	Time Charter	October 25
Supra Duke	2011	Japan	56,000	Supramax drybulk	Time Charter	November 25
Eco Sikousis	2008	Japan	82,000	Kamsarmax drybulk	Time Charter	October 25
Eco Czar	2009	Japan	82,000	Kamsarmax drybulk	Spot
Fleet Total			1,195,000 dwt

(1)	Earliest date charters could expire.
(2)
We have contracted to acquire three Japanese-built drybulk carriers, with a total capacity of approximately 164,400 dwt and an average age of approximately 12.5 years, which are expected to be delivered to us between September 2025 and August 2026.

Fleet Developments
On August 8, 2025, we entered into memorandums of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer to acquire two handy size drybulk carriers and a post panamax drybulk carrier of 164,400 dwt aggregate capacity for an aggregate purchase price of $51.6 million, 10% of which is payable by the Company in shares of its common stock valued at the 30-day VWAP
through the date of the acquisition agreement. The first vessel is expected to be delivered in the fourth quarter of 2025, the second vessel is expected to be delivered in the first quarter of 2026 and the third vessel is expected to be delivered in the third quarter of 2026.

Following these deliveries, the Company’s fleet will count a total of 22 vessels with an aggregate capacity of 1.4 million dwt.
Selected Financial Data
(in US Dollars except for Fleet Data)

	For the six-month periods ended June 30,
Statement of Comprehensive Income Data	2024	2025
Revenues	88,245,162	68,440,445
Voyage expenses	(29,488,302)	(20,326,079)
Voyage expenses - r elated party	(1,102,384)	(834,616)
Vessels’ operating expenses	(12,340,816)	(15,319,448)
Vessels’ operating expenses - related party	(159,500)	(207,500)
Drydocking costs	(625,457)	(1,692,033)
Management fees-related party	(805,640)	(1,036,200)
General and administrative expenses	(2,683,372)	(2,282,941)
Depreciation	(8,235,069)	(10,749,128)
Other Operating Income	1,900,00	—
Income from operations	33,114,920	15,992,500
Interest and finance costs	(8,227)	(6,722)
Interest Income	2,257,168	4,458,564
Interest Income Related Party	1,516,436	—
Dividend income from related party	379,167	377,083
Foreign exchange gain	(1,080,422)	4,666,745
Net income	36,179,042	24,050,420

Balance Sheet Data
	As of December 31, 2024	As of June 30, 2025
Cash and cash equivalents	67,783,531	127,683,611
Time deposits	138,948,481	84,506,500
Current assets	228,397,782	231,354,588
Vessels, net	208,230,018	350,588,210
Total assets	449,505,061	594,779,126
Current liabilities	28,837,393	149,370,811
Total liabilities	28,837,393	149,370,811
Capital stock	382,755	386,646
Total stockholders’ equity	420,667,668	445,408,315

Other Financial Data	For the six-month periods ended June 30,
	2024	2025
Net cash provided by operating activities	39,300,953	42,412,854

Net cash (used in)/provided by investing activities	(60,007,942)	55,055,301

Net cash used in financing activities	(1,481,691)	(37,568,075)

Selected Financial Data (continued)

	For the six-month periods ended June 30,
Fleet Data	2024	2025
Average number of vessels(1)	10.1	13.0
Total calendar days for fleet(2)	1,831	2,355
Total voyage days for fleet(3)	1,800	2,304
Total charter days for fleet(4)	385	1,268
Total spot market days for fleet(5)	1,415	1,036
Fleet utilization(6)	98.3%	97.8%
Fleet operational utilization(7)	80.7%	83.4%

1)
Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)
Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire
days associated with major repairs, drydockings or special or intermediate surveys.

3)
Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire
days associated with major repairs, drydockings or special or intermediate surveys.

4)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
5)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
6)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

7)
Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Result of Operations
Six-month
period ended June 30, 2025 compared to the
six-month
period ended June 30, 2024.
REVENUES
- Total revenues for the six months ended June 30, 2025 amounted to $68.4 million, a decrease of $19.8 million, or 22.4%, compared to revenues of $88.2 million for the six months ended June 30, 2024, primarily due to a year to date decline of daily market tanker spot and time charter rates.

VOYAGE EXPENSES-
Total voyage expenses for the six months ended June 30, 2025 were $21.2 million and compared to $30.6 million for the six months ended June 30, 2024. The $9.4 million decrease in voyage expenses is mainly attributed to a decrease in spot days by 27% as a result of a rise in time charter activity.
VESSELS’ OPERATING EXPENSES-
Total vessels’ operating expenses for the six months ended June 30, 2025 were $15.5 million compared to $12.5 million for the six months ended June 30, 2024. The $3.0 million increase in vessels’ operating expenses was primarily due to the increase of our fleet by an average of 2.9 vessels.
DRYDOCKING COSTS
- Total drydocking costs for the six months ended June 30, 2025 and 2024 were $1.7 million and $0.6 million, respectively. During the six months ended June 30, 2025, one suezmax tanker and one supramax drybulk carrier underwent drydocking while in the same period of last year one tanker vessel underwent drydocking.
MANAGEMENT FEES – RELATED PARTY -
Management fees were $1.0 million for the six months ended June 30, 2025 compared to $0.8 million for the six months ended June 30, 2024. The increase in management fees in the six months ended June 30, 2025 is attributed to the increase of our average fleet by 2.9 vessels.
GENERAL AND ADMINISTRATIVE EXPENSES
— General and administrative expenses for the six months ended June 30, 2025 and 2024 were $2.3 million and $2.7 million, respectively. The $0.4 million decrease in general and administrative expenses is mainly attributed to the decrease in stock-based compensation costs.
DEPRECIATION
— Depreciation for the six months ended June 30, 2025 was $10.7 million, a $2.5 million increase from $8.2 million for the same period of last year, due to the increase in the average number of our vessels.
INTEREST AND FINANCE COSTS
— Interest and finance costs for the six months ended June 30, 2025 and 2024 were $1.4 million and $0.008 million, respectively. The $1.4 million of costs for the six months ended June 30, 2025 relate mainly to accrued interest expense – related party in connection with our last nine vessel acquisitions for which the purchase agreement allowed vessels for repayment to take place within one year from purchase agreement. For accounting purposes, the outstanding balances payable for these nine vessels had to be allocated between principal and imputed interest up until vessel repayment, although no interest was contractually charged by the sellers. The final balances paid remained the same as the originally agreed purchase prices.
INTEREST INCOME
– Interest income for the six months ended June 30, 2025 and 2024 was $4.5 million and $2.3 million, respectively. The increase is mainly attributed to a higher amount of funds placed under time deposits.
INTEREST INCOME - RELATED PARTY
- Interest income - related party for the six months ended June 30, 2025 was nil as compared to $1.5 million for the six months ended June 30, 2024. The decrease is mainly attributed to the $1.5 million of accrued interest income – related party for the six months ended June 30,

2024 in connection with the $38.7 million of the sale price of the Aframax tanker Afrapearl II (ex. Stealth Berana). The balance was collected in July 2024, thus the balance for the six months ended June 30, 2025 was nil.
FOREIGN EXCHANGE (LOSS)/GAIN
- Foreign exchange (loss)/gain for the six months ended June 30, 2025 was a gain of $4.7 million as compared to a loss of $1.1 million for the six months ended June 30, 2024. The $4.7 million foreign exchange gain for the six months ended June 30, 2025 is mainly attributed to the strengthening of the euro currency against the dollar at the end of the six months ended June 30, 2025 when compared to the respective currency values at the end of last year. As of June 30, 2025 the Company held a portion of its cash and cash equivalents in Euros.
NET INCOME
— As a result of the above, for the six months ended June 30, 2025 we had net income of $24.1 million, compared to a net income of $36.2 million for the six months ended June 30, 2024.
Cash Flows
Net cash provided by operating activities
— was $42.4 million for the six months ended June 30, 2025, compared to $39.3 million for the six months ended June 30, 2024. Net cash provided by operating activities increased in the six months ended June 30, 2025 compared to six months ended June 30, 2024 by $3.1 million, primarily due to favorable movements in assets and liabilities from working capital movements between the two periods such as trade and other receivables by $5.7 million, inventories by $2.7 million, payable to related parties by $2.1 million and trade and accounts payable by $2.8 million, counterbalanced by the decrease in our profitability, when excluding non-cash
items, by $13.0 million due to the drop in revenue as a result of the decrease in the market rates.
Net cash provided by investing activities —
was $55.1 million for the six months ended June 30, 2025. This amount mainly represents the net increase in the amount of funds placed under time deposits. Net cash used in investing activities for the six months ended June 30, 2024 amounted to $60.0 million. This amount mainly represented the aggregate consideration paid for the acquisition of one Aframax and one MR tanker vessel and the net change of funds under time deposits offset by the aggregate consideration received from the sale of the Aframax vessel.
Net cash used in financing activities
— was an outflow of $37.6 million for the six months ended June 30, 2025, primarily comprising an aggregate consideration payment of $36.7 million for the acquisition of one MR product tanker, “Clean Imperial”, and one handysize drybulk carrier, “Neptulus”, which were delivered to the Company in August 2024 and January 2025, respectively .Net cash used in financing activities was an outflow of $1.5 million for the six months ended June 30, 2024, consisting mainly from $1.8 million of proceeds from warrants exercise offset by an outflow of $2.5 million utilized for stock repurchases under the $10 million share buyback program which commenced in September 2023 and $0.8 million paid in aggregate during the first half of 2024 as dividends on the Company’s preferred shares.

Liquidity and Capital Resources
As of June 30, 2025, we had cash and cash equivalents of $127.7 million and $84.5 million under time deposits. In April 2025, we repaid the remaining 90% of the purchase price of vessel “Neptulus” and the total purchase price of vessel “Clean Imperial”, amounting on aggregate to $37.3 million plus inventory on board of vessels.
Our principal sources of funds for our liquidity needs have been cash flows from operations and exercise of warrants. We do expect to finance future fleet growth mainly from our operating cash flow and to a lesser extent from equity offerings and bank borrowings should market conditions change and direct such a need. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, and fund working capital requirements.
Our liquidity needs, as of June 30, 2025, primarily relate to funding expenses for operating our vessels, any vessel acquisition and vessel improvements that may be required and general and administrative expenses.
Within the period July and August 2025 we repaid about $129 million owed as payable to related parties for the acquisition of seven Japanese built drybulk carriers which were delivered to the Company between April 2025 and June 2025.
As of June 30, 2025, we had no outstanding debt.
We believe that our working capital along with our cash flows generated from operations are sufficient for our present short-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment, our internally generated cash flows will be sufficient to fund our operations, including working capital requirements, for at least 12 months taking into account any possible capital commitments and debt service requirements that may arise in the future.
Critical Accounting Estimates
A discussion of our critical accounting estimates can be found in our Annual Report.
Forward-Looking Statements
Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, shipping industry and charter market conditions and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we
believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs and other protectionist measures imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, supply and demand for oil and oil products and drybulk cargoes, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in our operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in any financing arrangements, the ability to consummate the acquisition of our three contracted vessels and operate them profitably, potential liability from pending or future litigation or actions taken by regulatory authorities, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflicts in the Middle East , potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists. Risks and uncertainties are further described in the Annual Report and other reports we file with the U.S. Securities and Exchange Commission.

IMPERIAL PETROLEUM INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Index to unaudited interim condensed consolidated financial statements

Imperial Petroleum Inc.
Unaudited interim condensed consolidated balance sheets
As of December 31, 2024 and June 30, 2025
(Expressed in United States dollars, Except for Share Data)

	As of December 31, 2024	As of June 30, 2025
Assets
Current assets
Cash and cash equivalents	67,783,531	127,683,611
Time deposits	138,948,481	84,506,500
Trade and other receivables	13,456,083	12,785,314
Other current assets (Note 10)	652,769	166,792
Inventories	7,306,356	5,986,830
Advances and prepayments	250,562	225,541

Total current assets	228,397,782	231,354,588

Non current assets
Operating lease right-of-use asset	78,761	39,912
Vessels, net (Note 4)	208,230,018	350,588,210
Investment in related party (Note 3)	12,798,500	12,796,416

Total non current assets	221,107,279	363,424,538

Total assets	449,505,061	594,779,126

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	5,243,872	6,199,571
Payable to related parties (Notes 3)	18,725,514	137,708,679
Accrued liabilities	3,370,020	3,237,675
Operating lease liability, current portion	78,761	39,912
Deferred income	1,419,226	2,184,974

Total current liabilities	28,837,393	149,370,811

Total liabilities	28,837,393	149,370,811

Commitments and contingencies (Note 11)
Stockholders’ equity
Common stock, 2,000,000,000 shares authorized at December 31, 2024 and June 30, 2025, 38,275,518 shares issued and 34,023,635 outstanding at December 31, 2024 and 38,664,618 shares issued and 34,412,735 outstanding at June 30, 2025	382,755	386,646
Preferred stock, 200,000,000 shares authorized
Preferred stock, Series A, $0.01 par value, 800,000 preferred shares authorized, 795,878 preferred shares, issued and outstanding at December 31, 2024 and June 30, 2025	7,959	7,959
Preferred stock, Series B, $0.01 par value, 16,000 preferred shares authorized, 16,000 preferred shares, issued and outstanding at December 31, 2024 and June 30, 2025	160	160
Treasury stock 4,251,883 shares at December 31, 2024 and June 30, 2025	(8,390,225)	(8,390,225)
Additional paid-in capital	282,642,357	284,199,185
Retained earnings	146,024,662	169,204,590

Total stockholders’ equity	420,667,668	445,408,315

Total liabilities and stockholders’ equity	449,505,061	594,779,126

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Imperial Petroleum Inc.
Unaudited interim condensed consolidated statements of comprehensive income
(Expressed in United States dollars)

	For the six-month periods ended June 30,
	2024	2025
Revenues
Revenues (Note 10)	88,245,162	68,440,445

Total revenues	88,245,162	68,440,445

Expenses / (income)
Voyage expenses	29,488,302	20,326,079
Voyage expenses – related party (Note 3)	1,102,384	834,616
Vessels’ operating expenses	12,340,816	15,319,448
Vessels’ operating expenses – related party (Note 3)	159,500	207,500
Drydocking costs	625,457	1,692,033
Management fees – related party (Note 3)	805,640	1,036,200
General and administrative expenses (including $245,418 and $256,241 to related party) (Note 3)	2,683,372	2,282,941
Depreciation (Note 4)	8,235,069	10,749,128
Other operating income (Note 11)	(1,900,000)	—
Net loss on sale of vessel (Note 4)	1,589,702	—

Total expenses, net	55,130,242	52,447,945

Income from operations	33,114,920	15,992,500

Other (expenses) / income
Interest and finance costs	(8,227)	(6,722)
Interest expense – related parties	—	(1,437,750)
Interest income	2,257,168	4,458,564
Interest income – related party	1,516,436	—
Dividend income from related party (Note 3)	379,167	377,083
Foreign exchange (loss)/gain	(1,080,422)	4,666,745

Other income, net	3,064,122	8,057,920

Net income	36,179,042	24,050,420

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Imperial Petroleum Inc.
Unaudited interim condensed consolidated statements of stockholders’ equity
(Expressed in United States dollars, Except of Number of Shares)

	Common Stock		Treasury stock		Preferred stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional paid-in capital	Retained Earnings	Total
Balance, December 31, 2023	33,257,291	332,573	(3,444,536)	(5,885,727)	811,878	8,119	270,242,635	97,607,873	362,305,473
Exercise of warrants	900,000	9,000	—	—	—	—	1,791,000	—	1,800,000
Stock repurchases	—	—	(807,347)	(2,504,498)	—	—	—	—	(2,504,498)
Issuance of restricted shares and stock based compensation	426,253	4,262	—	—	—	—	1,891,110	—	1,895,372
Dividends declared on Series A preferred shares	—	—	—	—	—	—	—	(870,492)	(870,492)
Net Income	—	—	—	—	—	—	—	36,179,042	36,179,042
Balance, June 30, 2024	34,583,544	345,835	(4,251,883)	(8,390,225)	811,878	8,119	273,924,745	132,916,423	398,804,897

	Common Stock		Treasury stock		Preferred stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional paid-in capital	Retained Earnings	Total
Balance, December 31, 2024	38,275,518	382,755	(4,251,883)	(8,390,225)	811,878	8,119	282,642,357	146,024,662	420,667,668
Issuance of restricted shares and stock – based compensation	389,100	3,891	—	—	—	—	1,556,828	—	1,560,719
Dividends declared on Series A preferred shares	—	—	—	—	—	—	—	(870,492)	(870,492)
Net Income	—	—	—	—	—	—	—	24,050,420	24,050,420
Balance, June 30, 2025	38,664,618	386,646	(4,251,883)	(8,390,225)	811,878	8,119	284,199,185	169,204,590	445,408,315
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Imperial Petroleum Inc.
Unaudited interim condensed consolidated statements of cash flows
(Expressed in United States dollars)

	For the six-month periods ended June 30,
	2024	2025
Cash flows from operating activities:
Net income	36,179,042	24,050,420
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,235,069	10,749,128
Non – cash lease expense	35,086	38,849
Share based compensation	1,895,372	1,560,719
Net loss on sale of vessel	1,589,702	—
Unrealized foreign exchange loss/(gain) on time deposits	773,620	(1,030,640)
Dividend income from related party	(379,167)	—
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(5,039,734)	670,769
Other current assets	(335,060)	485,977
Inventories	(1,415,296)	1,319,526
Changes in operating lease liabilities	(35,086)	(38,849)
Advances and prepayments	(442,887)	25,021
Due from related parties	(1,516,435)	2,084
Increase/(decrease) in
Trade accounts payable	(1,861,518)	955,699
Due to related parties	929,416	2,990,748
Accrued liabilities	199,764	(132,345)
Deferred income	489,065	765,748

Net cash provided by operating activities	39,300,953	42,412,854

Cash flows from investing activities:
Dividends income received	381,250	—
Proceeds from sale of vessel, net	41,153,578	—
Payments for acquisition, improvement and capitalized expenses of vessels	(72,856,860)	(417,320)
Increase in bank time deposits	(91,715,140)	(101,608,390)
Maturity of bank time deposits	63,029,230	157,081,011

Net cash (used in)/provided by investing activities	(60,007,942)	55,055,301

Cash flows from financing activities:
Proceeds from warrants exercise	1,800,000	—
Stock repurchases	(2,504,498)	—
Dividends paid on preferred shares	(777,193)	(868,075)
Repayment of seller and capital expenditures financing	—	(36,700,000)

Net cash used in financing activities	(1,481,691)	(37,568,075)

Net (decrease)/increase in cash and cash equivalents	(22,188,680)	59,900,080
Cash and cash equivalents at the beginning of the period	91,927,512	67,783,531

Cash and cash equivalents at the end of the period	69,738,832	127,683,611

Cash breakdown

Cash and cash equivalents	69,738,832	127,683,611

Total cash and cash equivalents shown in the statement of cash flows	69,738,832	127,683,611

Supplemental cash flow information:
Cash paid for interest in relation to seller financing	—	1,222,145
Non cash investing activity – Vessels’ improvements included in liabilities	11,981	—
Non cash investing activity – Dividend income from related party included in investment in related party	160,417	160,416
Non cash financing activity – Dividend on preferred series A included in payables to related parties	93,299	6,838
Non cash investing activity – Vessels acquisition included in payable to related parties	—	129,295,000
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Imperial Petroleum Inc.
Notes to the unaudited interim condensed consolidated financial statements
(Expressed in United States dollars)

1.	General Information and Basis of Presentation
Imperial Petroleum Inc. (“Imperial” or “Company”) was formed by StealthGas Inc (the “former Parent Company”) on May 14, 2021 under the laws of the Republic of the Marshall Islands. Initial share capital of Imperial consisted of 33 common shares. StealthGas Inc. separated its crude and product tankers by transferring to Imperial its interest in 4 subsidiaries, Clean Power Inc., MR Roi Inc., King of Hearts Inc. and Tankpunk Inc. (the “Subsidiaries”), each owning one tanker. The transfer was completed on November 10, 2021 in exchange for 318,318 newly issued common shares and 795,878 Series A 8.75% Preferred Shares (the “Series A Preferred Shares”) in Imperial. On December 3, 2021, StealthGas Inc. distributed the 318,351 common shares and 795,878 8.75% Series A Preferred Shares (with a liquidation preference of $25.00 per share) in Imperial to holders of StealthGas Inc.’s common stock on a pro rata basis (the
“Spin-Off”).
The accompanying unaudited interim consolidated financial statements include the accounts of Imperial and its wholly owned subsidiaries (collectively, the “Company”) using the historical carrying costs of the assets and the liabilities of the Subsidiaries from their dates of incorporation until their dates of disposal, if any.
On June 21, 2023, the Company completed the
spin-off
transaction (the
“Spin-off”)
of its wholly owned subsidiary C3is Inc. (“C3is”), which was formed by the Company in July 2022. Prior to the
Spin-off,
Imperial received all issued and outstanding common shares and all 600,000 5.00% Series A Perpetual Convertible Preferred shares of C3is (Note 3) in exchange for the contribution to C3is of the entities owning Imperial’s two Handysize drybulk carriers, “Eco Bushfire” and “Eco Angelbay” together with $5,000,000 in cash as working capital. Imperial, as the sole shareholder of C3is, distributed the C3is’s common shares to the Company’s stockholders and warrant holders in accordance with the terms of the Company’s outstanding warrants on a pro rata basis on June 21, 2023. Common shares of C3is commenced trading on June 21, 2023 on the Nasdaq Capital Market under the ticker symbol “CISS”. Imperial continues to operate in the tanker and dry bulk shipping market and remains a publicly traded company.
The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements have been prepared on the same basis and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2024 included in the Company’s Annual Report on Form
20-F
filed with the Securities and Exchange Commission on April 29, 2025 (the “2024 Consolidated Financial Statements”) and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. The reporting and functional currency of the Company is the United States Dollar. Operating results for the six months ended June 30, 2025 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2025.
The consolidated balance sheet as of December 31, 2024 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.
On
 June 30, 2025, the Company’s fleet was comprised of 19 vessels consisting of 7 medium range (M.R.) type product tankers, 2 Suezmax crude oil tankers, 3 Handysize drybulk carriers, 5 Supramax drybulk carriers and 2 Kamsarmax drybulk carriers providing worldwide marine transportation services under long, medium or short-term charters.
The Company’s vessels are managed by Stealth Maritime Corporation S.A. (the “Manager”), a company controlled by members of the family of the Company’s Chief Executive Officer. The Manager, a related party, was incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

As of June 30, 2025, the 20 subsidiaries included in the Company’s unaudited interim condensed consolidated financial statements were:

Company	Date of Incorporation	Name of Vessel Owned by Subsidiary	Dead Weight Tonnage (“dwt”)	Acquisition Date	Disposal Date
Clean Power Inc.	05/02/2007	Magic Wand	47,000	09/01/2008	—
MR Roi Inc.	05/02/2007	Clean Thrasher	47,000	27/02/2008	—
King of Hearts Inc.	17/03/2008	Clean Sanctuary	46,000	14/07/2009	—
Nirvana Product Trading Inc	25/02/2022	Clean Nirvana	50,000	28/03/2022	—
Volume Jet Trading Inc.	25/02/2022	Clean Justice	46,000	31/05/2022	—
Intercontinental Crude and Product Enterprises Inc.	18/05/2022	Suez Enchanted	160,000	03/06/2022	—
Petroleum Trading and Shipping Inc.	21/04/2022	Suez Protopia	160,000	03/06/2022	—
Haven Exotic Trading Inc.	31/01/2023	Eco Wildfire	33,000	28/02/2023	—
Blue Oddysey International Inc.	31/01/2023	Glorieuse	38,000	27/02/2023	—
Aquatic Success International Inc.	06/09/2023	Aquadisiac	51,000	18/02/2024	—
Alpine Hydrocarbons Inc.	06/09/2023	Gstaad Grace II (ex. Stealth Haralambos)*	113,000	28/02/2024	26/04/2024
Poseidonas Corporation Inc.	20/05/2024	Neptulus	33,000	24/08/2024	—
Imperial Petroleum Product Solutions Inc.	20/05/2024	Clean Imperial	40,000	10/01/2025	—
Sapphira Wheat Inc.	13/09/2024	Supra Pasha	56,000	26/04/2025	—
Laurentia Bulk Inc.	13/09/2024	Supra Monarch	56,000	23/05/2025	—
Edrys Shipments Inc.	13/09/2024	Supra Baron	56,000	22/06/2025	—
Ophellia Grain Inc.	13/09/2024	Supra Sovereign	56,000	19/06/2025	—
Guinevere Dry Cargoes Inc.	13/09/2024	Supra Duke	56,000	13/06/2025	—
Artemisia Commodities Inc.	13/09/2024	Eco Sikousis	82,000	31/05/2025	—
Aurellia World Transports Inc.	13/09/2024	Eco Czar	82,000	14/06/2025	—

*	This vessel was sold on April 26, 2024, and the vessel owning company became dormant.

2.	Significant Accounting Policies
A discussion of the Company’s significant accounting policies can be found in the 2024 Consolidated Financial Statements.

3.	Transactions with Related Parties
The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter (the “Management fees”) and a brokerage commission of 1.25% on freight, hire and demurrage per vessel (the “Brokerage commissions”), as per the management agreement between the Manager and the Company. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period, an amount of $500 is charged for each additional day (the “Superintendent fees”).
The Manager also provides crew management services to the vessels. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of $2,500 per vessel for crew services (the “Crew management fees”).
The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased (“Commissions – vessels purchased”) are capitalized to the cost of the vessels as incurred.
In addition to management services, the Company reimburses the Manager for the compensation of its executive officers (the “Executive compensation”). Furthermore, the Company rents office space from the Manager and incurs a rental expense (the “Rental Expense”).

On June 21, 2023, the Company completed the
Spin-off
(Note 1) and received 600,000 Series A Perpetual Convertible Preferred shares of C3is, having a liquidation preference of $25 per share and a par value of $0.01 per share. The Company is the holder of all of the issued and outstanding Series A Perpetual Convertible Preferred shares of C3is (Note 1). The Series A Perpetual Convertible Preferred shares entitle the Company to a number of votes equal to the number of C3is common shares into which the shares are then convertible multiplied by 30 provided however, that voting rights may not be exercised pursuant to Series A Perpetual Convertible Preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series A Perpetual Convertible Preferred shares, C3is’ common shares or otherwise) exceeding 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders. The Series A Perpetual Convertible Preferred are convertible into common stock of C3is at the Company’s option at any time and from time to time on or after the date that is the date 90 days following the issuance date. The conversion price has been determined to $3.0391, as adjusted based on certain events in C3is. Furthermore, Imperial is entitled to receive cumulative cash dividends, at the annual rate of 5.00% on the stated amount of $25 per share, of the 600,000 Series A Perpetual Convertible Preferred shares, receivable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to C3is’s Board of Directors approval. The Company recognized for the six-month
periods ended June 30, 2024 and 2025, the amounts of $379,167 and $377,083, respectively, which are presented in ‘Dividend income from related party’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.
As of December 31, 2024 and June 30, 2025, the aggregate value of investments in C3is amounted to $12,798,500 and $12,796,416, including $162,500 and $160,416 of accrued dividends, respectively and are separately presented as ‘Investment in related party’ in the accompanying unaudited interim condensed consolidated balance sheets. As of June 30, 2025, the Company did not identify any indications for impairment or any observable prices for identical or similar investments of the same issuer.
On July 7, 2023, the Company entered into a memorandum of agreement (“MOA”) with C3is for the disposal of the vessel “Stealth Berana” for an aggregate consideration of $43,000,000. The vessel was delivered to her new owners on July 14, 2023. 10% of the total consideration i.e. $4,300,000 was received in cash, while the remaining amount of $38,700,000 was received in July 2024 and had no stated interest. The Company’s receivable from C3is was recorded at its fair value of $35,700,000 (the “Remaining Selling Price”) on July 14, 2023. Since the collection of the remaining amount of $38,700,000 depended only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $3,000,000, being the difference between the Remaining Selling Price of $35,700,000 and the amount of $38,700,000, receivable in July 2024, was accounted for as interest income over the life of the receivable i.e. until July 2024. Interest income amounting to $1,516,436 and nil for the six-month
periods ended June 30, 2024 and 2025, respectively, is included in “Interest income – related party” in the unaudited interim condensed consolidated statements of comprehensive income.
On May 17, 2024, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of one handysize drybulk vessel and one product tanker vessel for purchase prices of $15,500,000 and $23,350,000, respectively. The handysize drybulk vessel “Neptulus” was delivered to the Company on August 24, 2024. 10% of the purchase price i.e. $1,550,000 was paid in cash, while the remaining amount of $13,950,000 was paid in April 2025 and has no stated interest. The vessel was recorded at its fair value of $14,700,000 as determined by an independent broker and the liability to related party was recorded at $13,150,000 (the “Remaining Purchase Price”) on August 24, 2024. Since the payment of the remaining amount of $13,950,000 depended only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $800,000, being the difference between the Remaining Purchase Price of $13,150,000 and the amount of $13,950,000, which was
paid in April 2025, w
as
 accounted for as interest expense over the life of the payable i.e. until April 2025. Interest expense amounting to nil and $417,949 for the six-month
periods ended June 30, 2024 and 2025, respectively, is included in “Interest expense – related parties” in the unaudited interim consolidated condensed statements of comprehensive income.
The product tanker vessel “Clean Imperial” was delivered to the Company on January 10, 2025. Its purchase price of $23,350,000 and the amount of $622,145, representing 50% of the previous owners’ capitalized costs, covered by the new owners, was paid in April 2025, and has no stated interest. The vessel was recorded at its fair value of $23,550,000 as determined by an independent broker and the liability to related party was recorded at $23,550,000 (the “Purchase Price”) on January 10, 2025. Since the payment of the amount of $23,972,145 depended only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $422,145, being the difference between the Purchase Price of $23,550,000 and the amount of $23,972,145, which was
paid in April 2025, was accounted for as interest expense over the life of the payable i.e. until April 2025. Interest expense amounting to nil and $422,145 for the six-month
periods ended June 30, 2024 and 2025, respectively, is included in “Interest expense – related parties” in the unaudited interim consolidated condensed statements of comprehensive income.
On September 20, 2024, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of seven Japanese built bulkers for an aggregate purchase price of $129,000,000. The vessels were delivered to the Company during the second quarter of 2025. Their aggregate purchase price of $129,000,000 and the amount of $475,947, representing 50% of the previous owners’ capitalized costs, covered by the new owners, is payable in the third quarter of 2025 and has no stated interest. The vessels were recorded at their fair values in the aggregate amount of $128,005,000 as determined by an independent broker and the liability to related parties was recorded at $128,005,000 (the “Purchase price”) as of June 30, 2025. Since the payment of the outstanding amount of $129,475,947 depends only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $1,470,947, being the difference between the Purchase price of $128,005,000 and the aggregate amount of $129,475,947, which is payable in the third quarter of 2025, will be accounted for as interest expense over the life of the payable i.e.
within third quarter
2025. Interest expense amounting to nil and $597,656 for the six-month
periods ended June 30, 2024 and 2025, respectively, is included in “Interest expense – related parties” in the unaudited interim consolidated condensed statements of comprehensive income.

The current account balance with the Manager a
s

of
 June 30, 2025 was a liability of $4,657,778 (December 31, 2024: $4,531,928). The liability mainly represents payments made by the Manager on behalf of the Company.
The current account balance with Eco Dry Ventures Inc. as of June 30, 2025 was nil (December 31, 2024: liability of $14,193,586). The liability as of December 31, 2024 related to the outstanding amount for the acquisition of the vessel “Neptulus” which included the Remaining Purchase Price, accrued interest of $382,051 and a payable of $661,535 relating to inventory on board the vessel.
The current account balance with Colonel Raw Materials Inc. as of June 30, 2025 was a liability of
$
21,649,561 (December 31, 2024: nil). The liability relates to the outstanding amount for the acquisition of the vessel “Supra Pasha”, included in the Purchase price, accrued interest of $230,549 and a payable of $719,012 relating to inventory on board the vessel.
The current account balance with Supra Investments II Inc. as of June 30, 2025 was a liability of
$
19,255,220 (December 31, 2024: nil). The liability relates to the outstanding amount for the acquisition of the vessel “Supra Monarch”, included in the Purchase price, accrued interest of $120,032 and a payable of $370,188 relating to inventory on board the vessel.
The current account balance with Eclipse International Commodities Inc. as of June 30, 2025 was a liability of
$
16,132,490 (December 31, 2024: nil). The liability relates to the outstanding amount for the acquisition of the vessel “Supra Baron”, included in the Purchase price, accrued interest of $21,382 and a payable of $581,108 relating to inventory on board the vessel.
The current account balance with Duke Fertilizers Inc. as of June 30, 2025 was a liability of
$
19,349,889 (December 31, 2024: nil). The liability relates to the outstanding amount for the acquisition of the vessel “Supra Duke”, included in the Purchase price, accrued interest of $53,005 and a payable of $866,884 relating to inventory on board the vessel.
The current account balance with Regal Maritime and Trading Investments Inc. as of June 30, 2025 was a liability of
$
20,400,415 (December 31, 2024: nil). The liability relates to the outstanding amount for the acquisition of the vessel “Supra Sovereign”, included in the Purchase price, accrued interest of $36,502 and a payable of $673,914 relating to inventory on board the vessel.
The current account balance with Miracle International Investments Inc. as of June 30, 2025 was a liability of
$
17,575,175 (December 31, 2024: nil). The liability relates to the outstanding amount for the acquisition of the vessel “Eco Sikousis”, included in the Purchase price, accrued interest of $87,684 and a payable of $397,491 relating to inventory on board the vessel.
The current account balance with God of the Sea Inc. as of June 30, 2025 was a liability of
$
18,688,151 (December 31, 2024: nil). The liability relates to the outstanding amount for the acquisition of the vessel “Eco Czar”, included in the Purchase price, accrued interest of $48,502 and a payable of $839,650 relating to inventory on board the vessel.
The amounts charged by the Company’s related parties comprised the following:

		For the six-month periods ended June 30,
	Location in statement of comprehensive income	2024	2025
Management fees	Management fees – related party	805,640	1,036,200
Brokerage commissions	Voyage expenses – related party	1,102,384	834,616
Superintendent fees	Vessels’ operating expenses – related party	9,500	12,500
Crew management fees	Vessels’ operating expenses – related party	150,000	195,000
Executive compensation	General and administrative expenses	206,680	215,709
Commissions – vessels purchased	Vessels, net	710,000	1,523,500
Commissions – vessel sold	Net loss on sale of vessel	420,000	—
Rental expense	General and administrative expenses	38,738	40,532

4.	Vessels, net
An analysis of vessels, net is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as of December 31, 2024	$336,139,873	$(127,909,855)	$208,230,018

Acquisitions and improvements	153,107,320	—	153,107,320

Depreciation for the period	—	(10,749,128)	(10,749,128)

Balance as of June 30, 2025	$489,247,193	$(138,658,983)	$350,588,210

The additions during the
six-month
period ended June 30, 2025 mainly relate to the acquisition of 8 vessels “Clean Imperial”, “Supra Pasha”, “Supra Monarch”, “Supra Duke”, “Supra Sovereign”, “Supra Baron”, “Eco Sikousis” and “Eco Czar” (Note 3).
As of June 30, 2025, the Company performed an impairment review of its vessels, due to the prevailing conditions in the shipping industry. As the undiscounted net operating cash flows, for the thirteen vessels whose fair value was below their carrying value, as of June 30, 2025, exceeded each vessel’s carrying value, no impairment was for the six-month
period ended June 30, 2025.

5.	Fair Value of Financial Instruments and Concentration of Credit Risk
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, time deposits, trade and other receivables, trade accounts payable, balances with related parties and accrued liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.
Fair Value Disclosures
: The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
The carrying values of cash and cash equivalents, time deposits, trade and other receivables, trade accounts payable, balances with related parties other than investment in related party and accrued liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.

6.	Stockholders’ Equity
Details of the Company’s common stock and preferred stock are discussed in Note 8 of the 2024 Consolidated Financial Statements and are supplemented by the below new activities in the six-month
period ended June 30, 2025.
Preferred Shares:
Aggregate dividends of $0.9 million were paid on the Company’s 795,878 Series A Preferred Shares during the six-month period ended June 30, 2025.

7.	Equity Compensation Plan
Details of the Company’s Equity Compensation Plan (the “Plan”) and 2024 Equity Compensation Plan (the “2024 Equity Plan”) are discussed in Note 10 of the 2024 Consolidated Financial Statements and are supplemented by the below new transactions in the six-month
period ended June 30, 2025.
On January 8, 2025, the Company granted under the 2024 Equity Plan (1) 391,600 of restricted shares of common stock, and (2) options to acquire up to 312,500 of common stock to the Company’s CEO and employees of the Manager. 50% of these restricted shares and options vest on January 8, 2026 and the remaining 50% vest on January 8, 2027. The options expire on January 8, 2035. The fair value of each restricted share granted was $
3.20
 which is equal to the market value of the Company’s common stock on that day. The fair value of each option to acquire a common stock was $
1.95
. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 63.71%; expected term of 5.75 years; risk-free interest rate of
4.41
%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility of the stock prices of various tanker shipping companies as calculated using historical data during approximately 7 years prior to the grant date.

The related expense for shares granted for the
six-month
periods ended June 30, 2024 and 2025, amounted to $1,895,372 and $1,560,719, respectively, and is included under general and administration expenses in the unaudited interim condensed consolidated statements of comprehensive income.
The unrecognized cost for the
non-vested
shares granted as of December 31, 2024 and June 30, 2025 amounted to $1,130,992 and $1,208,254, respectively. On June 30, 2025, the weighted-average period over which the total compensation cost related to non-vested
awards not yet recognized is expected to be recognized is 2.0 years.
The unrecognized cost for the
non-vested
options granted as of December 31, 2024 and June 30, 2025 amounted to $286,459 and $511,968, respectively. On June 30, 2025, the weighted-average period over which the total compensation cost related to non-vested
options not yet recognized is expected to be recognized is 2.0 years.

8.	Earnings per share
The Company calculates basic and diluted earnings per share as follows:

		For the six-month periods ended June 30,
	2024		2025
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Numerator
Net income	36,179,042	36,179,042	24,050,420	24,050,420
Less: Cumulative dividends on Series A Preferred Shares	(870,492)	(870,492)	(870,492)	(870,492)
Less: Undistributed earnings allocated to non-vested shares	(1,985,920)	(1,781,095)	(869,583)	(837,909)
Net income attributable to common shareholders	33,322,630	33,527,455	22,310,345	22,342,019
Denominator
Weighted average number of shares outstanding, basic	27,789,766	27,789,766	33,107,097	33,107,097
Options to purchase common shares	—	339,104	—	140,727
Warrants	—	3,386,259	—	1,159,549
Effect of dilutive shares	—	3,725,363	—	1,300,276
Weighted average number of shares outstanding, diluted	—	31,515,129	—	34,407,373
Earnings per share	1.20	1.06	0.67	0.65
As of June 30, 2025, the most dilutive method was the
two-class
method and the diluted earnings per share reflects the potential dilution of the unexercised options to acquire common shares calculated using the treasury stock method which resulted in 140,727 incremental shares and of the
4,199,999
Class E warrants that are in the money as of the reporting date calculated using the treasury stock method which resulted in 1,159,549 incremental shares. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares. resulting from the non-vested
restricted share awards and any incremental shares resulting from the exercise of the unexercised Class A, B, C and D warrants that were out-of-the
money as of the reporting date, calculated using the treasury stock method. As of June 30, 2025, the aggregate number of common shares issuable upon the exercise of the unexercised Class A, B, C and D warrants was 2,310,268.

As of June 30, 2024, the most dilutive method was the
two-class
method and the diluted earnings per share reflects the potential dilution of the unexercised options to acquire common shares calculated using the treasury stock method which resulted in 339,104 incremental shares and of the 7,599,999 Class E warrants that are in the money as of the reporting date calculated using the treasury stock method which resulted in 3,386,259 incremental shares. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares. resulting from the non-vested
restricted share awards and any incremental shares resulting from the exercise of the unexercised Class A, B, C and D warrants that were out-of-the
money as of the reporting date, calculated using the treasury stock method. As of June 30, 2024, the aggregate number of common shares issuable upon the exercise of the unexercised Class A, B, C and D warrants was 2,310,268.

9.	Revenues
The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	For the six-month periods ended June 30,
	2024	2025
Time charter revenues	7,000,043	22,427,217
Voyage charter revenues	78,975,487	42,939,727
Other income	2,269,632	3,073,501

Total	88,245,162	68,440,445

The amount of revenue earned as demurrage relating to the Company’s voyage charters for the six-month
periods ended June 30, 2024 and 2025 was $13.8 million and $9.4 million, respectively and is included within “Voyage charter revenues” in the above table.
As of December 31, 2024 and June 30, 2025, receivables from the Company’s voyage charters amounted to $11.8 million and $5.1 million, respectively.
As of December 31, 2024 and June 30, 2025, the Company recognized $652,769 and $166,792, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” in the unaudited interim condensed consolidated balance sheets.
As of December 31, 2024 and June 30, 2025, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to $5.4 million and $1.9 million, respectively. The Company recognized the undelivered performance obligation as of June 30, 2025 as revenues in the third quarter of 2025 and the undelivered performance obligation as of December 31, 2024 as revenues in the first quarter of 2025.

10.	Other operating income
For the
six-month
period ended June 30, 2024 and 2025, the other operating income amounted to $1,900,000 and nil, respectively. The other operating income in the six-month
period ended June 30, 2024 related to collection of a claim in connection with repairs undertaken in prior years a and included within “Other operating income” in the unaudited interim condensed consolidated statements of comprehensive income.

11.	Commitments and Contingencies

•
From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally relating to personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. Currently, the Company is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.

•
Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable,
time charter contracts as of June 30, 2025, amounted to $22,123,750 during the twelve months ending June 30, 2026, $10,201,750 during the twelve months ending June 30, 2027 and $2,236,000 during the twelve months ending June 30, 2028.

As of June 30, 2025, the Company had total obligations under the memoranda of agreement (Note 3) for the acquisitions of the seven Japanese built bulkers of $129,475,947 due during the third quarter of 2025.

12.	Subsequent events
On July 11, 2025, the Company repaid the total purchase price, amounting in aggregate to $57,100,000
plus the payable relating to inventory on board of the vessels of vessels “Supra Pasha”, “Supra Monarch” and “Eco Sikousis”, amounting in aggregate to
$1,486,691(Note 3, 11).
In July 2025, the Company received dividends of $189,583 on Series A preferred shares from C3is Inc.
On August 8, 2025, the Company granted under the 2024 Equity Plan 431,894 restricted shares of common stock and options to acquire up to
 299,003
shares of common stock, with an exercise price of $3.01 per share, to the Company’s CEO. The fair value of each share granted was
 $3.01 which is equal to the market value of the Company’s common stock on that day. 50% of these restricted shares and options vest in August 2026 and the remaining 50% vest in August 2027.
On August 8, 2025, the Company entered into memoranda of agreement to acquire three bulkers for an aggregate purchase price of $51,600,000,
10% of which is payable by the Company in shares of its common stock valued at the 30-day “volume weighted average price (“VWAP”)” through the date of the acquisition agreement, with companies affiliated with members of the family of the Company’s Chief Executive Officer. The first vessel is expected to be delivered in the fourth quarter of 2025, the second vessel is expected to be delivered in the first quarter of 2026 while the third vessel is expected to be delivered in the third quarter of 2026.
On August 29, 2025, the Company repaid the total purchase price, amounting in aggregate to $71,900,000 plus the payable relating to inventory on board of vessels “Supra Duke”, “Eco Czar”, “Supra Sovereign” and “Supra Baron”,
amounting in aggregate
 to $2,961,556 and the amount of $475,947, representing 50% of the previous owners’ capitalized costs, covered by the new owners (Note 3, 11).
In September 2025, 1,033,333 of Class E warrants were exercised.